

A LETTER TO THE STOCKHOLDERS OF LIVEPERSON, INC.

May 5, 2023

Dear Fellow Stockholders:

Starboard Value LP (together with its affiliates, "Starboard" or "we") has been a stockholder of LivePerson, Inc. ("LivePerson" or the "Company") since December 2021. We have a long and successful track record of working collaboratively with our portfolio companies to make needed changes to strategy, execution, leadership, and governance, with the ultimate goal of creating value for the benefit of all stockholders.

We are writing to our fellow stockholders today because the incumbent majority of the Board of Directors (the "Board") of LivePerson continues to sit idly while both the performance and value of the Company deteriorate rapidly. Despite our best efforts over the past two years to effectuate real change, the Board remains inexplicably and steadfastly committed to Founder, Chair, and CEO, Robert LoCascio, who has destroyed immense value and missed commitments for years. No objective, open-minded, and rational director could possibly conclude that the status quo is acceptable, and yet, no change has been made.

We originally invested in LivePerson because we believed that the Company had a strong early-mover position in a fast-growing sector with significant tailwinds and an opportunity for significant value creation through addressing self-inflicted issues. We highlighted at that time that the Company had been plagued by numerous and repeated issues related to strategy, focus, execution, financial performance, capital allocation, workplace culture, and, most importantly, leadership and oversight. From the outset of our involvement, it was clear to us that LivePerson was suffering from a severe lack of competent leadership under its Founder, Chair, and CEO, Mr. LoCascio, as well as from a critical lack of oversight by the Board. This lack of leadership and oversight is even more evident today.

Following the public disclosure of our involvement via our Schedule 13D filing in February 2022, we repeatedly attempted to engage in constructive dialogue with management and the Board. Despite our misgivings, we were hopeful that the Board was comprised of rational and well-intentioned directors who would be willing to have objective, data-driven conversations regarding the Company's myriad issues and potential solutions. Unfortunately, we have encountered directors who are, at best, naïve, and, at worst, purposefully obstructing actions that are in the best interests of stockholders. In fact, despite our repeated attempts to convince the Board that material changes were needed, we were forced to initiate an election contest last year just to get the Board to engage with us.

During that engagement last year, the Board was adamant that the Company was now on the right track and the business was poised to improve meaningfully. While we expressed our strong belief that LivePerson needed a change of CEO, the Board insisted that it was committed to Mr. LoCascio, as it felt that LivePerson was finally well positioned for success after years of challenges. Moreover, the Company's stockholder-unfriendly staggered Board structure prohibited us from pursuing a level of change that would have resulted in a change in a majority of the Board.

Therefore, in the spirit of constructive engagement and with the hope that the then-incumbent Board was correct in its assertions that the Company was at an inflection point, we agreed to allow Mr. LoCascio and the incumbent management team to remain in place, while ensuring that at least three new directors would join the nine-person Board.

Regrettably, just two weeks after the announcement of our settlement and the Board's assertion that performance would improve, LivePerson reported results for Q2 2022 and materially lowered its outlook for the full year. The stock was down more than 20% the following day. Since that time, LivePerson's performance has only gotten worse – revenue growth has continued to slow dramatically, and LivePerson has not been able to make the requisite improvements to profitability to create a sustainable financial profile. In fact, LivePerson has not generated positive annual free cash flow in any of the last five years, and the Company is expected to burn cash again in 2023.[1] After the Company reported results for the latest quarter, Q1 2023, the stock fell nearly 60% the next day, due to yet another severe cut to the forward outlook.

As a result of this atrocious financial performance and investors' complete lack of faith in management, LivePerson has been among the worst performing publicly-traded software companies over almost any time period.

Relative Total Shareholder Returns[1]			
	LivePerson	**Software Sector ETF[2]**	**Underperformance**
Since Settlement	(73.6%)	(1.5%)	**(72.1%)**
1-Year	(80.6%)	(4.7%)	**(75.9%)**
3-Year	(81.1%)	23.8%	**(104.9%)**
5-Year	(74.5%)	66.2%	**(140.6%)**
10-Year	(67.3%)	327.4%	**(394.7%)**

(1) Through May 3, 2023.
(2) iShares Expanded Tech Software Sector ETF (IGV).

The only conclusion we can draw from the Board's lack of action despite these results is that more change is needed in order to ensure that a majority of the Board is made up of non-conflicted, independent, and qualified directors who can make better decisions on behalf of all stockholders. To that end, we have nominated a slate of directors for election at the 2023 Annual Meeting whom

---

[1] Source: Public company filings and Bloomberg. Free cash flow calculated as Net cash provided by (used in) operating activities less Purchases of property and equipment, including capitalized software. Market data as of May 3, 2023.

we believe would add needed independence to the Board. We look forward to sharing more information regarding our nomination over the coming weeks.

We were hopeful that initiating another contested election this year would not be necessary. In recent weeks, we again reached out to the Board to reiterate our view that a change in leadership was needed, and unfortunately, we again found that the Board was not willing to meaningfully engage to discuss a path forward that would be acceptable to stockholders. To be clear, we remain open to working with the Board to resolve this matter in a manner that would result in a strong, independent, and capable Board, along with a commitment to initiate an expeditious management transition and a search process to identify the best possible CEO to lead LivePerson, or a commitment to conduct a robust sale process to maximize value for stockholders.

We believe LivePerson's poor financial and stock price performance are attributable to the Company's lack of operational discipline and a pattern of constant strategy shifts, as well as significant executive turnover (that unfortunately has not yet included the CEO), internal control issues that have resulted in a delayed 10-K filing in two of the last three years, and troubling allegations of inappropriate behavior and a toxic work environment. We believe all of these issues are directly traceable to Mr. LoCascio.

Mr. LoCascio's lack of focus and discipline is perhaps best illustrated by his repeated fascination with non-core ventures. Previous pet projects of Mr. LoCascio include LivePerson's short-lived and unsuccessful ventures into creating its own bank and clothing line; in the Company's previous two 10-K's, it has included a risk factor stating it anticipates "*potentially making investments in, and potentially holding, creating or managing blockchain-based assets, including cryptocurrency or other digital tokens and development of blockchain-based decentralized applications*"; and, most recently, Mr. LoCascio has been preoccupied with WildHealth, a precision health business that LivePerson acquired in early 2022, which includes an earnout that has the potential to dilute stockholders by more than 35%.[2]

To be clear, blame also lies with the legacy incumbent directors, who have done nothing to slow Mr. LoCascio's brazen lack of regard for protecting stockholder value and have instead seemingly gone out of their way to protect him as he has embarked on numerous reckless ventures with stockholder capital.

The Company's woes are further exacerbated by cultural issues that we believe stem from the top of the organization. As previously mentioned in our May 9, 2022, public letter to stockholders, anonymous employee reviews on Glassdoor reveal a troubling, yet clear, picture: LivePerson has a toxic work environment characterized by "intimidation, lying, harassment, [and] nepotism" as well as a lack of gender diversity.[3] We believe the Company's poor culture is in part responsible for elevated employee turnover, which spans from entry-level employees to senior executives. As shown below, there has been a remarkable amount of executive turnover over the past five years.

---

[2] Potential dilution represents maximum earnout ($120 million) as a percentage of the Company's market capitalization as of May 3, 2023.
[3] Source: Glassdoor anonymous review dated November 6, 2019.

LivePerson Leadership Over Time[1]							
	2017	2018	2019	2020	2021	2022	2023 YTD
Chief Financial Officer	Daniel Murphy '11 – '18		Chris Greiner '18 – '20		John Collins '20 – Present		
Head of Technology	Eran Vanounou '14 – '18		Alex Spinelli '18 – '21		Andrew Hamel '21 – '22	Alan Gilchrest '22 – '23	Alex Kroman '23 – Present
Head of Sales	Dustin Dean '15 – 17		Manlio Carrelli '17 – '21		Tony Owens '21 – '22	Manlio Carrelli '22 – '23	Tom Karrat '23 – Present
Chief People Officer					Monica Knox '21 – '22	Melanie Longdon Unknown Start Date - Present	

(1) Based upon public company disclosures and LinkedIn. Represents Starboard Value's best knowledge.

This level of executive turnover is yet another clear sign of a broken culture and terrible leadership.

Furthermore, Mr. LoCascio has been embroiled in his own scandals, notably being included in Jeffrey Epstein's "Black Book" and having public associations with convicted criminal Ghislaine Maxwell.

These concerning facts are compounded by allegations of gender discrimination and harassment by Mr. LoCascio.[4] To make matters worse, the victim is alleged to have turned to incumbent board member and Chair of the Nominating and Governance Committee, William Wesemann, for help after she had allegedly been harassed by Mr. LoCascio.[5] Instead of consulting the Board or legal counsel on this matter, Mr. Wesemann is alleged to have simply relayed the victim's complaint to Mr. LoCascio, a clear breach of ethics and professionalism.[6] This employee was allegedly then terminated by Mr. LoCascio within days, resulting in a lawsuit against Mr. LoCascio, LivePerson, and its former CFO.[7] We believe this lawsuit was settled for an undisclosed sum that included a non-disclosure provision preventing the victim from discussing anything about LivePerson or her experience with Mr. LoCascio.

We believe the Company's poor financial performance, share price decline, cultural issues, and allegations of misconduct could each individually be grounds for a change in leadership. Taken together, we believe the failure of the Board to hold Mr. LoCascio accountable for his performance, behavior, and lack of leadership represents among the worst breakdowns in corporate governance that we have ever seen.

---

[4] [5] [6] [7] See *Cash v. LivePerson, Inc., et al.*, Index No. 106522/06 (N.Y. Sup. Ct. May 11, 2006).

It is now unfortunately clear that stockholders must take action to ensure that real change is made in order to safeguard ourselves against further value destruction. It is clear to us that the newly appointed directors need more help, and that the majority incumbency of the Board still inexplicably supports a management team that has consistently failed us.

It is our continuing hope that another election contest will not be necessary. We believe the overwhelming preponderance of evidence would lead any reasonable and rational group of fiduciaries to conclude that the Company needs a change in leadership. We are open to engaging constructively to ensure additional highly qualified independent directors are placed on the Board in order to oversee an expeditious leadership transition to a new CEO who can oversee a well-formulated turnaround of the business and explore any and all opportunities to maximize value for stockholders.

Over the coming weeks and months, we will be disclosing more details regarding our nomination and our vision for LivePerson. We look forward to engaging with our fellow stockholders moving forward, and we are hopeful we can reach a reasonable resolution without the need for another election contest.

Sincerely,

Peter Feld
Managing Member
Starboard Value LP